EXHIBIT 4.7.7

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of March 25, 2011, is entered into by and among WELLS FARGO CAPITAL FINANCE, LLC, a Delaware limited liability company, formerly known as Wells Fargo Foothill, LLC, as the administrative agent (in such capacity, “Agent”) for the Lenders (as defined below), the Lenders, STANADYNE INTERMEDIATE HOLDING CORP., a Delaware corporation (“Parent”), and STANADYNE CORPORATION, a Delaware corporation (“Borrower”).

RECITALS

A. Borrower, Parent, the lenders party thereto from time to time (the “Lenders”) and Agent have previously entered into that certain Credit Agreement dated as of August 13, 2009 (as the same may be modified, supplemented or amended from time to time, the “Credit Agreement”), pursuant to which the Lenders have made certain loans and financial accommodations available to Borrower. Terms used herein without definition shall have the meanings ascribed to them in the Credit Agreement.

B. Borrower has requested that Agent and the Lenders amend the Credit Agreement which Agent and the Lenders are willing to do pursuant to the terms and conditions set forth herein.

C. Borrower and Parent are entering into this Amendment with the understanding and agreement that, except as specifically provided herein, none of Agent’s or any Lender’s rights or remedies as set forth in the Credit Agreement are being waived or modified by the terms of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Amendments to Credit Agreement.

(a) The following definitions are hereby added to Schedule 1.1 of the Credit Agreement in their proper alphabetical order:

“Eligible WIP Inventory” means Inventory of Borrower consisting of work-in-process which satisfies all of the criteria for Eligible Inventory other than on account that it is work-in-process Inventory. In determining the amount to be so included: (a) Inventory shall be valued at the lower of cost or market on a basis consistent with Borrower’s historical accounting practices, and (b) only 75% of such otherwise eligible work-in-process Inventory shall constitute Eligible WIP Inventory.

“WIP Net Liquidation Percentage” means the percentage of the book value of Borrower’s Inventory consisting of work-in-process that is estimated to be recoverable in an orderly liquidation of such Inventory net of all associated costs and expenses of such liquidation, such percentage to be as determined from time to time by an appraisal company selected by Agent.

(b) The definition of “Base Rate” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Base Rate’ means the greatest of (a) the Federal Funds Rate plus 0.50%, (b) the Base LIBOR Rate (which rate shall be calculated based upon an Interest Period of 3 months and shall be determined on a daily basis), plus 0.50%, and (c) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate.”

(c) The grid contained in the definition of “Base Rate Margin” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Level	Borrower’s Average Excess Availability	Base Rate Margin

I	Less than $8,500,000	1.75 percentage points

II	Greater than or equal to $8,500,000 but less than $11,000,000	1.50 percentage points

III	Greater than or equal to $11,000,000	1.25 percentage points”

(d) The definition of “Borrowing Base” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Borrowing Base’ means, as of any date of determination, the result of:

(a)	85% of the amount of Eligible Accounts, less the amount, if any, of the Dilution Reserve, plus

(b)	the lowest of:

(i)	$10,000,000,

(ii)	100% of the amount of credit availability created by clause (a) above and by clause (a) of the EXIM Borrowing Base, and

(iii)	the result of:

(A)	the lesser of:

(1)	65% of the value of Eligible Inventory consisting of finished goods (other than any service parts), and

(2)	85% times the most recently determined Finished Goods Net Liquidation Percentage times the book value of Borrower’s Eligible Inventory consisting of finished goods (other than any service parts), plus

(B)	the lesser of:

(1)	65% of the value of Eligible Inventory consisting of raw materials, and

(2)	85% times the most recently determined Raw Materials Net Liquidation Percentage times the book value of Borrower’s Eligible Inventory consisting of raw materials, plus

(C)	the lowest of:

(1)	$1,500,000,

(2)	65% of the value of Eligible Inventory consisting of service parts, and

(3)	85% times the most recently determined Service Parts Net Liquidation Percentage times the book value of Borrower’s Eligible Inventory consisting of service parts, plus

(D)	the lowest of:

(1)	$4,000,000,

(2)	65% of the value of Eligible WIP Inventory, and

(3)	85% times the most recently determined WIP Net Liquidation Percentage times the book value of Borrower’s Eligible WIP Inventory, plus

(c)	the lesser of:

(i)	the Eligible Equipment Sublimit, and

(ii)	80% (or such higher percent as agreed to by Agent from time to time in its sole discretion) times the most recently determined Net Equipment Liquidation Percentage times the book value of Borrower’s Eligible Equipment, minus

(d)	the sum of (i) the Bank Product Reserve, and (ii) the aggregate amount of reserves, if any, established by Agent under Section 2.1(c) of the Agreement.”

(e) Clause (i) of the definition of “Eligible Accounts” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(i) (1) Accounts with respect to an Account Debtor (other than Deere & Company, Ford Motor Company and Ford Werke AG) whose total obligations owing to Borrower exceed 15% (such percentage, as applied to a particular

Account Debtor, being subject to reduction by Agent in its Permitted Discretion if the creditworthiness of such Account Debtor deteriorates) of all Eligible Accounts, to the extent of the obligations owing by such Account Debtor in excess of such percentage; (2) Accounts with respect to Ford Motor Company and Ford Werke AG whose total obligations owing to Borrower exceed 20% (such percentage being subject to reduction by Agent in its Permitted Discretion if the creditworthiness of such Account Debtors deteriorates) of all Eligible Accounts, to the extent of the obligations owing by such Account Debtors in excess of such percentage, (3) Accounts with respect to Deere & Company whose total obligations owing to Borrower exceed 40% (such percentage being subject to reduction by Agent in its Permitted Discretion if the creditworthiness of such Account Debtor deteriorates) of all Eligible Accounts, to the extent of the obligations owing by such Account Debtor in excess of such percentage; and (4) Accounts with respect to the five Account Debtors and their Affiliates who have the highest total obligations owing to Borrower out of all other Account Debtors whose aggregate total obligations owing to Borrower exceed 80% of all Eligible Accounts, to the extent of the aggregate obligations owing by such Account Debtors and their Affiliates in excess of such percentage; provided, however, that, in each case, the amount of Eligible Accounts that are excluded because they exceed the foregoing percentages shall be determined by Agent based on all of the otherwise Eligible Accounts prior to giving effect to any eliminations based upon the foregoing concentration limits,”

(f) The definition of “Eligible Equipment Sublimit” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Eligible Equipment Sublimit’ means $6,000,000; provided, however, that (a) the Eligible Equipment Sublimit will be reduced from time to time in accordance with Section 2.4(f), and (b) beginning on April 1, 2011, and on the first day of each calendar month thereafter, the Eligible Equipment Sublimit shall be reduced by $71,430 (it being understood that the Eligible Equipment Sublimit shall never be less than zero (-0-)).”

(g) The definition of “Interest Period” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Interest Period’ means, with respect to each LIBOR Rate Loan, a period commencing on the date of the making of such LIBOR Rate Loan (or the continuation of a LIBOR Rate Loan or the conversion of a Base Rate Loan to a LIBOR Rate Loan) and ending 1, 2, or 3 months thereafter, as selected by Borrower; provided, however, that (a) interest shall accrue at the applicable rate based upon the LIBOR Rate from and including the first day of each Interest Period to, but excluding, the day on which any Interest Period expires, (b) any Interest Period that would end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day, (c) with respect to an Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period), the Interest Period shall end on the last Business Day of the calendar month that is 1, 2, or 3 months after the date on which the Interest Period began, as applicable, and (d) Borrower may not elect an Interest Period which will end after the Maturity Date.”

(h) The definition of “Inventory Block” set forth in Section 1.1 of the Credit Agreement is hereby deleted in its entirety.

(i) The grid contained in the definition of “LIBOR Rate Margin” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Level	Borrower’s Average Excess Availability	LIBOR Rate Margin

I	Less than $8,500,000	2.75 percentage points

II	Greater than or equal to $8,500,000 but less than $11,000,000	2.50 percentage points

III	Greater than or equal to $11,000,000	2.25 percentage points”

(j) The definition of “Permitted Intercompany Investments” set forth in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Permitted Intercompany Investments’ means (a) loans made by (i) a Loan Party to another Loan Party other than Parent or, (ii) a Non-Loan Party to another Non-Loan Party, (iii) a Non-Loan Party to a Loan Party, so long as the parties thereto are party to the Intercompany Subordination Agreement, and (iv) a Loan Party to a Non-Loan Party so long as (1) no Default or Event of Default has occurred and is continuing at the time of such loan, and (2) the amount of outstanding loans made by all Loan Parties to all Non-Loan Parties, when aggregated with Investments constituting contributions to capital made by all Loan Parties to all Non-Loan Parties does not exceed $16,000,000 (in each case other than Investments permitted by clause (e) of “Permitted Investments”); and (b) Investments constituting contributions to capital made by a Loan Party in a Non-Loan Party, so long as (i) no Default or Event of Default has occurred and is continuing at the time of such Investment, and (ii) the amount of Investments constituting contributions to capital made by all Loan Parties in all Non-Loan Parties, when aggregated with all outstanding loans made by all Loan Parties to all Non-Loan Parties, does not exceed $16,000,000 (in each case other than Investments permitted by clause (e) of “Permitted Investments”).”

(k) Section 2.10(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) for the ratable account of those Lenders with Revolver Commitments (other than Defaulting Lenders), on the first day of each month from and after the Closing Date up to the first day of the month prior to the Payoff Date and on the Payoff Date, an unused line fee in an amount equal to 0.50% per annum times the result of (i) the Maximum Revolver Amount, less (ii) the average Daily Balance of the Revolver Usage during the immediately preceding month (or portion thereof).”

(l) The first sentence of Section 3.3 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“This Agreement shall continue in full force and effect for a term ending on the date (the “Maturity Date”) that is the earlier of (a) August 13, 2014, and (b) the date on which the EXIM Commitments are terminated by Borrower or expire in accordance with the EXIM Credit Agreement (after giving effect to any extensions of the “Maturity Date” (as defined in the EXIM Credit Agreement)).”

2. Conditions Precedent to Effectiveness of this Amendment. This Amendment shall not become effective until all of the following conditions precedent shall have been satisfied or waived by Agent:

(a) Amendment. Agent shall have received this Amendment fully executed in a sufficient number of counterparts for distribution to all parties.

(b) Amendment Fee. Agent shall have received a non-refundable amendment fee in the amount of Seventy-Five Thousand Dollars ($75,000), which fee is fully earned as of, and due and payable on, the date hereof.

(c) Amendment to EXIM Credit Agreement. Agent shall have received an amendment to the EXIM Credit Agreement, in form and substance satisfactory to Agent, fully executed by Borrower and Parent (the “EXIM Amendment”).

(d) Amendment to Fee Letter. Agent shall have received an amendment to the Fee Letter, in form and substance satisfactory to Agent, fully executed by Borrower.

(e) EXIM Bank. Agent shall have received the approval of the EXIM Bank, in form and substance reasonably satisfactory to Agent, for the transactions evidenced by this Amendment and the EXIM Amendment.

(f) Representations and Warranties. The representations and warranties set forth herein and in the Credit Agreement (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof) must be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof).

(g) Other Required Documentation. Agent shall have received all other documents and legal matters in connection with the transactions contemplated by this Amendment and such documents shall have been delivered or executed or recorded and shall be in form and substance reasonably satisfactory to Agent.

3. Representations and Warranties. Each of Borrower and Parent represents and warrants to the Agent and the Lenders as follows:

(a) Authority. Each of Borrower and Parent has the requisite corporate power and authority to execute and deliver this Amendment, and to perform its obligations hereunder and under the Loan Documents (as amended or modified hereby) to which it is a party. The execution, delivery and performance by each of Borrower and Parent of this Amendment have been duly approved by all necessary corporate action, have received all necessary governmental approval, if any, and do not contravene any law or any contractual restriction binding on any Borrower or Parent. No other corporate proceedings are necessary to consummate such transactions.

(b) Enforceability. This Amendment has been duly executed and delivered by each of Borrower and Parent. This Amendment and each Loan Document (as amended or modified hereby) is the legal, valid and binding obligation of each of Borrower and Parent, enforceable against each of Borrower and Parent in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally), and is in full force and effect.

(c) Representations and Warranties. The representations and warranties contained in each Loan Document (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof) are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof as though made on and as of the date hereof.

(d) No Default. No event has occurred and is continuing that constitutes a Default or Event of Default.

4. Choice of Law. The validity of this Amendment, the construction, interpretation, and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed in accordance with the laws of the State of New York.

5. Counterparts. This Amendment may be executed in any number of counterparts and by different parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by telefacsimile shall be effective as delivery of a manually executed counterpart of this Amendment.

6. Reference to and Effect on the Loan Documents.

(a) Upon and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as modified and amended hereby.

(b) Except as specifically set forth in this Amendment, the Credit Agreement and all other Loan Documents, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed and shall constitute the legal, valid, binding and enforceable obligations of each of Borrower and Parent to Agent and Lenders without defense, offset, claim or contribution.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of Agent or any Lender under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

7. Ratification. Each of Borrower and Parent hereby ratify and confirm in all respects the Credit Agreement, as amended hereby, and the Loan Documents effective as of the date hereof.

8. Estoppel. To induce Agent and Lenders to enter into this Amendment and to induce Agent and Lenders to continue to make advances to Borrower under the Credit Agreement, each of Borrower and Parent hereby acknowledges and agrees that, after giving effect to this Amendment, as of the date hereof, there exists no Default or Event of Default and no right of offset, defense, counterclaim or objection in favor of either of Borrower or Parent as against Agent or any Lender with respect to the Obligations.

9. Integration. This Amendment, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

10. Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11. Submission of Amendment. The submission of this Amendment to the parties or their agents or attorneys for review or signature does not constitute a commitment by Agent or any Lender to waive any of their respective rights and remedies under the Loan Documents, and this Amendment shall have no binding force or effect until all of the conditions to the effectiveness of this Amendment have been satisfied as set forth herein.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

STANADYNE INTERMEDIATE HOLDING CORP.,
a Delaware corporation

By:	/s/ Stephen S. Langin
Name:	Stephen S. Langin
Title:	Vice President, Chief Financial Officer and Secretary

STANADYNE CORPORATION,
a Delaware corporation

By:	/s/ Stephen S. Langin
Name:	Stephen S. Langin
Title:	Vice President, Chief Financial Officer and Secretary

WELLS FARGO CAPITAL FINANCE, LLC,
a Delaware limited liability company, as Agent and as a Lender

By:	/s/ Jason P. Shanahan
Name:	Jason P. Shanahan
Title:	Vice President